OWENS CORNING WORLD HEADQUARTERS
ONE OWENS CORNING PARKWAY
TOLEDO, OHIO 43659
419.248.5614 FAX 419.325.0614
INTERNET: kelly.schmidt@owenscorning.com

KELLY SCHMIDT
VICE PRESIDENT AND CONTROLLER

August 18, 2017

Correspondence Filing via EDGAR Submission

Mr. W. John Cash
Accounting Branch Chief
Office of Manufacturing and Construction
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E., Stop 4631
Washington, D.C. 20549-4631

Re:    Owens Corning
Form 10-K for the Fiscal Year ended December 31, 2016
Filed February 8, 2017
Form 8-K Filed February 8, 2017
Form 8-K Filed April 26, 2017
Form 8-K Filed July 26, 2017
File No. 1-33100

Dear Mr. Cash:

On behalf of Owens Corning (the “Company”), I submit the Company’s response to the comment letter from the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated August 7, 2017 relating to the Company’s Form 10-K for the fiscal year ended December 31, 2016 filed on February 8, 2017, Form 8-K filed on February 8, 2017, Form 8-K filed on April 26, 2017 and Form 8-K filed on July 26, 2017. For ease of reference, the Staff’s comment is also set forth below in its entirety.

Form 8-K Filed February 8, 2017
Form 8-K Filed April 26, 2017
Form 8-K Filed July 26, 2017

1.
It appears to us that certain disclosures in your earnings releases, including highlighted bullet point references to adjusted EBIT and free cash flow, give greater prominence to non-GAAP financial measures. Please revise future earnings releases to fully comply with the guidance provided in Question 102.10 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016.

OWENS CORNING

Mr. John Cash
Accounting Branch Chief
August 18, 2017

Response:
We acknowledge the Staff’s comment and have provided further detail below to clarify.
The Company uses non-GAAP financial measures that are intended to supplement investors’ understanding of its financial information. After the Compliance and Disclosure Interpretations were issued on May 17, 2016, the Company reassessed its use of non-GAAP financial measures to ensure compliance with the new guidance. Because we modify the headlines and bullet points of our earnings releases on a quarterly basis to reflect what we feel are the most pertinent facts investors should know, we continue to review our compliance with the Compliance and Disclosure Interpretations on a quarterly basis when preparing external financial documents.
After reviewing the filings noted above and discussing them with the SEC staff, the Company believes its disclosures in such filings are compliant with Question 102.10 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016. To clarify its position, the Company respectfully submits the following details on its use of non-GAAP financial measures.

•
When the Company uses “adjusted EBIT”, it is preceded by the comparable GAAP financial measure of “Net earnings attributable to Owens Corning” and a reconciliation to such GAAP financial measure is provided.

•	When the Company uses “free cash flow”, it is preceded by the comparable GAAP financial measure of “Cash flow provided by operations” and a reconciliation to such GAAP financial measure is provided.

•
When the Company provides forward-looking expectations for “adjusted EBIT”, the most directly comparable GAAP financial measure of “Net earnings attributable to Owens Corning” is not available without unreasonable effort due to the variability, complexity and limited visibility of the adjusting items that would be excluded from the non-GAAP financial measures in future periods. The Company provides an explanation to this effect for its investors in the body of each earnings release where such forward-looking non-GAAP financial measures are provided under the heading “Use of Non-GAAP Measures”.

As we have done in the past, we will continue to monitor any updates to guidance from the SEC, and we will ensure that future earnings releases comply with the guidance provided in Question 102.10 of the updated Compliance and Disclosure Interpretations issued May 17, 2016.
* * * *
In connection with the above responses, the Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings.
If you have any questions in connection with any of the foregoing, please contact me at 419-248-5614.

Mr. John Cash
Accounting Branch Chief
August 18, 2017

Very truly yours,

/s/Kelly Schmidt

Kelly Schmidt
Vice President and Controller